EXHIBIT 99.1

Precision Drilling Announces 2024 Second Quarter Unaudited Financial Results

CALGARY, Alberta, July 30, 2024 (GLOBE NEWSWIRE) -- This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this news release.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) delivered outstanding second quarter financial results and demonstrated its cash flow potential. During the quarter, Precision generated cash flow from operations of $174 million, allowing it to reduce debt by $102 million, increase its cash position by $17 million, return $23 million to shareholders through share buybacks, and invest $38 million in its fleet. For 2024, Precision remains firmly committed to repaying debt between $150 million and $200 million and allocating 25% to 35% of its free cash flow to share buybacks.

Additional Financial Highlights

  Revenue was $429 million and comparable to $426 million in the second quarter of 2023 due to higher activity and pricing in both Canada and internationally, which more than offset lower results in the U.S.
  Adjusted EBITDA(1) was $115 million and included share-based compensation charges of $10 million. By comparison, Adjusted EBITDA in the second quarter of 2023 was $142 million and included share-based compensation charges of $3 million.
  Net earnings was positive for the eighth consecutive quarter at $21 million or $1.44 per share compared to $27 million or $1.97 per share in the second quarter of 2023.
  Completion and Production Services revenue increased 43% over the same period last year to $66 million, while Adjusted EBITDA rose 66% to $12 million, reflecting the successful integration of the CWC Energy Services (CWC) acquisition in late 2023.
  Internationally, our revenue nearly doubled over the second quarter of last year as we realized US$40 million of contract drilling versus US$23 million in 2023.

Operational Highlights

  Canada's activity increased 18%, averaging 49 active drilling rigs versus 42 in the second quarter of 2023.
  Canadian revenue per utilization day grew to $36,075 compared to $33,535 in the same period last year.
  U.S. activity averaged 36 drilling rigs compared to 51 for the second quarter of 2023.
  U.S. revenue per utilization day was US$33,227 compared to US$35,576 in the same quarter last year.
  International activity increased 61% compared to the second quarter of 2023, with eight drilling rigs active following rig reactivations in 2023. Revenue per utilization day was US$55,301 compared to US$50,551 in the second quarter of 2023.
  Service rig operating hours increased 44% over the same quarter last year totaling 57,051 hours driven by the CWC acquisition.

  (1) See “FINANCIAL MEASURES AND RATIOS."

MANAGEMENT COMMENTARY

“Precision’s second quarter financial results exceeded our expectations, with our Canadian and international revenue growing significantly over the last twelve months and we expect this growth to continue through 2025. Canadian market fundamentals have never looked better. The Trans Mountain pipeline expansion is driving higher and stable returns for producers, who are accelerating heavy oil targeted drilling plans, while the imminent start-up of LNG Canada is expected to improve and stabilize natural gas pricing, supporting additional Montney drilling activity.

"Customer demand for our Super Series rigs in Canada is the highest in a decade. Today, we have 74 rigs operating, with 23 additional Precision Super Single and double rigs targeting heavy oil, an 80% increase compared to the same time last year. Our 30 Super Triple rigs remain nearly fully utilized, supported by development drilling in the Montney. We expect strong customer demand and utilization of our Super Triples and Super Singles for the remainder of the year with customer demand potentially exceeding supply in 2025 as heavy oil producers ramp up production and LNG Canada commences operations.

“In the U.S., we remain focused on operating performance for our customers, while striving to improve field margins and cash flow generation. Today, we have 38 rigs operating and believe the long-term fundamentals for U.S. drilling are positive due to the next wave of Gulf Coast LNG facilities projected to start-up over the next three years and numerous large oil and gas M&A transactions nearing completion.

“With our fleet of Super Series rigs located in all major basins across Canada and the U.S., offering AlphaTM digital technologies and EverGreenTM solutions, we are uniquely positioned to respond and capture value from current strong drilling fundamentals and any future increase in oil and gas drilling activity.

“Finally, our international and well servicing businesses continue to support growth in revenue, Adjusted EBITDA, and cash flow due to increased activity and pricing. In the second quarter, we had eight international rigs active, representing a 61% increase in activity over the same period last year, while our well servicing hours increased 44% due to the successful integration of the CWC acquisition in late 2023. Both businesses are on track to increase their 2024 Adjusted EBITDA by at least 50% over the prior year.

“It is an exciting time for the Precision team with robust Canadian market fundamentals, an improving long-term outlook for the U.S. and good visibility for sustained free cash flow as a key feature of the business, leading to enhanced shareholder returns. I would like to thank our employees and customers for their support of Precision’s High Performance, High Value strategy and look forward to generating more value for our shareholders in the future," stated Kevin Neveu, Precision’s President and CEO.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Revenue	429,214	425,622	0.8	957,002	984,229	(2.8)
Adjusted EBITDA(1)	115,121	142,093	(19.0)	258,270	345,312	(25.2)
Net earnings	20,701	26,900	(23.0)	57,217	122,730	(53.4)
Cash provided by operations	174,075	213,460	(18.5)	239,618	241,816	(0.9)
Funds provided by operations(1)	111,750	136,959	(18.4)	229,515	296,612	(22.6)

Cash used in investing activities	26,943	44,062	(38.9)	102,180	122,879	(16.8)
Capital spending by spend category(1)
Expansion and upgrade	8,422	9,615	(12.4)	22,792	25,960	(12.2)
Maintenance and infrastructure	30,001	35,099	(14.5)	71,158	69,549	2.3
Proceeds on sale	(10,992)	(6,261)	75.6	(16,178)	(14,026)	15.3
Net capital spending(1)	27,431	38,453	(28.7)	77,772	81,483	(4.6)

Net earnings per share:
Basic	1.44	1.97	(26.9)	3.97	8.98	(55.8)
Diluted	1.44	1.63	(11.7)	3.97	7.22	(45.0)
Weighted average shares outstanding:
Basic	14,389	13,672	5.2	14,398	13,661	5.4
Diluted	14,395	14,747	(2.4)	14,402	14,857	(3.1)

(1) See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Contract drilling rig fleet	214	225	(4.9)	214	225	(4.9)
Drilling rig utilization days:
U.S.	3,236	4,626	(30.0)	6,689	10,008	(33.2)
Canada	4,464	3,795	17.6	11,081	9,963	11.2
International	728	452	61.1	1,456	885	64.5
Revenue per utilization day:
U.S.(US$)	33,227	35,576	(6.6)	33,041	35,247	(6.3)
Canada(Cdn$)	36,075	33,535	7.6	35,789	32,773	9.2
International(US$)	55,301	50,551	9.4	54,055	51,139	5.7
Operating costs per utilization day:
U.S.(US$)	22,427	18,963	18.3	22,062	19,667	12.2
Canada(Cdn$)	21,652	21,332	1.5	20,641	19,731	4.6

Service rig fleet	165	119	38.7	165	119	38.7
Service rig operating hours	57,051	39,709	43.7	131,555	98,050	34.2

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count(1):
U.S.	60	51	41	45	38	36
Canada	69	42	57	64	73	49
International	5	5	6	8	8	8
Total	134	98	104	117	119	93

(1) Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2024	December 31, 2023(2)
Working capital(1)	158,470	136,872
Cash	48,233	54,182
Long-term debt	844,671	914,830
Total long-term financial liabilities(1)	917,139	995,849
Total assets	2,914,533	3,019,035
Long-term debt to long-term debt plus equity ratio(1)	0.34	0.37

(1) See “FINANCIAL MEASURES AND RATIOS.”
(2) Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

Summary for the three months ended June 30, 2024:

  Revenue increased to $429 million compared with $426 million in the second quarter of 2023 as a result of higher Canadian and international activity and day rates, partially offset by lower U.S. activity and day rates.
  Adjusted EBITDA was $115 million as compared with $142 million in 2023, primarily due to lower U.S. activity and day rates, partially offset by increased Canadian and international results, and increased share-based compensation of $7 million. Please refer to “Other Items” later in this news release for additional information on share-based compensation.
  Adjusted EBITDA as a percentage of revenue was 27% as compared with 33% in 2023.
  U.S. revenue per utilization day was US$33,227 compared with US$35,576 in 2023. The decrease was primarily the result of lower fleet average day rates and idle but contracted rig revenue, partially offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs as compared with US$5 million in 2023. Revenue per utilization day, excluding the impact of idle but contracted rigs was US$33,227 compared with US$34,396 in 2023, a decrease of 3%. Sequentially, revenue per utilization day, excluding idle but contracted rigs, was largely consistent with the first quarter of 2024.
  U.S. operating costs per utilization day increased to US$22,427 compared with US$18,963 in 2023. The increase is mainly due to higher recoverable costs, fixed costs spread over fewer activity days and higher rig operating costs. Sequentially, operating costs per utilization day increased US$708 due to increased rig operating costs and higher recoverable costs.
  Canadian revenue per utilization day was $36,075 compared with $33,535 in 2023. The increase was a result of higher average day rates, partially offset by lower recoverable costs as compared with the second quarter of 2023. Sequentially, revenue per utilization day increased $479 due to higher recoverable costs.
  Canadian operating costs per utilization day increased to $21,652, compared with $21,332 in 2023, resulting from higher field wages due to our rig mix, partially offset by lower recoverable costs. Sequentially, daily operating costs increased $1,693 due to higher repairs and maintenance and fixed overheads spread over fewer activity days.
  We realized US$40 million of international contract drilling revenue compared with US$23 million in 2023.
  General and administrative expenses were $29 million as compared with $23 million in 2023 primarily due to higher share-based compensation charges.
  Net finance charges were $18 million, a decrease of $3 million compared with 2023 as a result of lower outstanding long-term debt.
  Capital expenditures were $38 million compared with $45 million in 2023 and by spend category included $8 million for expansion and upgrades and $30 million for the maintenance of existing assets, infrastructure, and intangible assets.
  Income tax expense for the quarter was $11 million as compared with $19 million in 2023. During the second quarter, we continued to not recognize deferred tax assets on certain international operating losses.
  Generated cash from operations of $174 million, reduced debt by $102 million, repurchased $23 million of shares, and ended the quarter with $48 million of cash and more than $500 million of available liquidity.

Summary for the six months ended June 30, 2024:

  Revenue for the first six months of 2024 was $957 million, a decrease of 3% from 2023.
  Adjusted EBITDA for the period was $258 million as compared with $345 million in 2023. Our lower Adjusted EBITDA was attributable to decreased U.S. drilling day rates and activity, partially offset by strengthening day rates and activity in Canada and internationally.
  General and administrative costs were $74 million, an increase of $35 million from 2023 primarily due to higher share-based compensation charges and the impact of the weakening Canadian dollar on our translated U.S. dollar-denominated costs.
  Net finance charges were $37 million, a decrease of $8 million from 2023 due to our lower outstanding debt balance, partially offset by the impact of the weakening of the Canadian dollar on our U.S. dollar-denominated interest expense.
  Cash provided by operations was $240 million as compared with $242 million in 2023. Funds provided by operations were $230 million, a decrease of $67 million from the comparative period.
  Capital expenditures were $94 million in 2024, a decrease of $2 million from 2023. Capital spending by spend category included $23 million for expansion and upgrades and $71 million for the maintenance of existing assets, infrastructure, and intangible assets.
  Reduced debt by $103 million from the redemption of US$56 million of 2026 unsecured senior notes and repayment of $26 million of Canadian Real Estate Credit Facilities.
  Repurchased $40 million of common shares under our Normal Course Issuer Bid (NCIB), which included a $7 million accrual for anticipated repurchases subsequent to June 30, 2024. Please refer to “Other Items” later in this news release for additional information on our NCIB.

OUTLOOK

The outlook for global energy demand is positive with rising demand for all types of energy including oil and gas driven by economic growth, increasing demand in third world regions, and emerging demand from data centers. Oil prices remain healthy, and producers remain disciplined while geopolitical issues continue to threaten supply. In Canada, recent commissioning of the Trans Mountain pipeline expansion and the imminent start-up of LNG Canada provide significant tidewater access for both Canadian crude and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of LNG projects is expected to add approximately 12 bcf/d of export capacity over the next three years, supporting additional U.S. natural gas drilling activity.

In Canada, we currently have 74 rigs operating, which is over 25% higher than last year, and expect this trend to continue throughout the third quarter due to activity in the Montney driven by strong condensate demand and increased drilling for heavy oil targets. Since the start-up of the Trans Mountain pipeline expansion in May, customer activity in heavy oil targeted areas has exceeded our expectations, resulting in full utilization of our Super Single pad capable rigs. Our Canadian fleet is in high demand and we expect customer demand for our Super Triple and Super Single pad capable fleets to exceed supply into 2025 as Canadian take-away capacity further increases. Despite strong underlying customer demand, our activity levels could be impacted in the near term if the current wildfires intensify.

In the U.S., we currently have 38 rigs operating as drilling activity continues to be constrained by weak natural gas prices and pending merger and acquisition transactions. We view these headwinds as short-term in nature and expect customer demand will remain stable in the third quarter with a likely increase in the fourth quarter as producers modestly increase drilling plans into 2025.

Internationally, we expect to have eight rigs running throughout all of 2024, representing a 40% increase in activity compared to 2023. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure additional rig activations.

As the premier well service provider in Canada, the outlook for this business is positive. We expect the Trans Mountain pipeline expansion and LNG Canada to drive more service related activity while increased regulatory spending requirements are expected to result in more abandonment work. Customer demand will remain strong and with continued labor constraints, we expect firm pricing into the foreseeable future.

We believe cost inflation is largely behind us and will continue to look for opportunities to lower costs.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at July 30, 2024. For those quarters ending after June 30, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at July 30, 2024	Average for the quarter ended 2023				Average	Average for the quarter ended 2024				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2023	Mar. 31	June 30	Sept. 30	Dec. 31	2024
Average rigs under term contract:
U.S.	40	37	32	28	34	20	17	17	12	17
Canada	19	23	23	23	22	24	22	23	23	23
International	4	5	7	7	6	8	8	8	8	8
Total	63	65	62	58	62	52	47	48	43	48

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023	% Change
Revenue	365,603	380,958	(4.0)	808,970	867,034	(6.7)
Expenses:
Operating	236,585	224,746	5.3	513,277	511,813	0.3
General and administrative	9,264	8,734	6.1	22,266	18,620	19.6
Adjusted EBITDA(1)	119,754	147,478	(18.8)	273,427	336,601	(18.8)
Adjusted EBITDA as a percentage of revenue(1)	32.8%	38.7%		33.8%	38.8%

(1) See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744
June 30	36	583	51	700
Year to date average	37	593	56	722

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221
June 30	49	134	42	117
Year to date average	61	171	56	169

(1) Canadian operations only.
(2) Baker Hughes rig counts.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023
Revenue	65,826	46,161	42.6	152,913	120,684	26.7
Expenses:
Operating	51,040	36,921	38.2	116,520	91,713	27.0
General and administrative	2,346	1,733	35.4	5,348	4,058	31.8
Adjusted EBITDA(1)	12,440	7,507	65.7	31,045	24,913	24.6
Adjusted EBITDA as a percentage of revenue(1)	18.9%	16.3%		20.3%	20.6%
Well servicing statistics:
Number of service rigs (end of period)	165	119	38.7	165	119	38.7
Service rig operating hours	57,051	39,709	43.7	131,555	98,050	34.2
Service rig operating hour utilization	38%	37%		44%	46%

(1) See “FINANCIAL MEASURES AND RATIOS.”

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash settled share-based incentive plans	8,677	2,081	30,436	(10,014)
Equity settled share-based incentive plans	1,202	653	2,077	1,133
Total share-based incentive compensation plan expense	9,879	2,734	32,513	(8,881)

Allocated:
Operating	2,686	923	7,938	(960)
General and Administrative	7,193	1,811	24,575	(7,921)
	9,879	2,734	32,513	(8,881)

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2023 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at June 30, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures
We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA	We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	119,754	147,478	273,427	336,601
Completion and Production Services	12,440	7,507	31,045	24,913
Corporate and Other	(17,073)	(12,892)	(46,202)	(16,202)
Adjusted EBITDA	115,121	142,093	258,270	345,312
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(471)	(774)	(77)	(1,257)
Finance charges	18,189	21,408	36,558	44,328
Gain on repurchase of unsecured notes	—	(100)	—	(100)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Incomes taxes	10,511	18,785	23,633	37,240
Net earnings	20,701	26,900	57,217	122,730

Funds Provided by (Used in) Operations	We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending	We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Capital spending by spend category
Expansion and upgrade	8,422	9,615	22,792	25,960
Maintenance, infrastructure and intangibles	30,001	35,099	71,158	69,549
	38,423	44,714	93,950	95,509
Proceeds on sale of property, plant and equipment	(10,992)	(6,261)	(16,178)	(14,026)
Net capital spending	27,431	38,453	77,772	81,483
Business acquisitions	—	—	—	28,000
Proceeds from sale of investments and other assets	(3,623)	—	(3,623)	—
Purchase of investments and other assets	—	2,016	—	2,071
Receipt of finance lease payments	(193)	—	(384)	—
Changes in non-cash working capital balances	3,328	3,593	28,415	11,325
Cash used in investing activities	26,943	44,062	102,180	122,879

Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	469,949	510,881
Current liabilities	311,479	374,009
Working capital	158,470	136,872

Total Long-term Financial Liabilities	We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	970,269	1,069,364
Deferred tax liabilities	53,130	73,515
Total long-term financial liabilities	917,139	995,849

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.
Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.
Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

  As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.
  As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2024;
  our capital expenditures, free cash flow allocation and debt reduction plans for 2024 through to 2026;
  anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
  the average number of term contracts in place for 2024;
  customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
  timing and amount of synergies realized from acquired drilling and well servicing assets;
  potential commercial opportunities and rig contract renewals; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis;
  the impact of an increase/decrease in capital spending; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the level of oil and natural gas exploration and development activities;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  liquidity of the capital markets to fund customer drilling programs;
  availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
  the impact of weather and seasonal conditions on operations and facilities;
  competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
  ability to improve our rig technology to improve drilling efficiency;
  general economic, market or business conditions;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2024	December 31, 2023	January 1, 2023
ASSETS
Current assets:
Cash	$48,233	$54,182	$21,587
Accounts receivable	376,621	421,427	413,925
Inventory	38,459	35,272	35,158
Assets held for sale	6,636	—	—
Total current assets	469,949	510,881	470,670
Non-current assets:
Income tax recoverable	704	682	1,602
Deferred tax assets	29,578	73,662	455
Property, plant and equipment	2,321,465	2,338,088	2,303,338
Intangibles	16,659	17,310	19,575
Right-of-use assets	64,580	63,438	60,032
Finance lease receivables	5,070	5,003	—
Investments and other assets	6,528	9,971	20,451
Total non-current assets	2,444,584	2,508,154	2,405,453
Total assets	$2,914,533	$3,019,035	$2,876,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$290,440	$350,749	$404,350
Income taxes payable	1,114	3,026	2,991
Current portion of lease obligations	18,962	17,386	12,698
Current portion of long-term debt	963	2,848	2,287
Total current liabilities	311,479	374,009	422,326

Non-current liabilities:
Share-based compensation	9,159	16,755	47,836
Provisions and other	7,466	7,140	7,538
Lease obligations	55,843	57,124	52,978
Long-term debt	844,671	914,830	1,085,970
Deferred tax liabilities	53,130	73,515	28,946
Total non-current liabilities	970,269	1,069,364	1,223,268
Shareholders’ equity:
Shareholders’ capital	2,346,823	2,365,129	2,299,533
Contributed surplus	75,604	75,086	72,555
Deficit	(954,812)	(1,012,029)	(1,301,273)
Accumulated other comprehensive income	165,170	147,476	159,714
Total shareholders’ equity	1,632,785	1,575,662	1,230,529
Total liabilities and shareholders’ equity	$2,914,533	$3,019,035	$2,876,123

(1) Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue	$429,214	$425,622	$957,002	$984,229
Expenses:
Operating	285,410	260,170	624,916	600,037
General and administrative	28,683	23,359	73,816	38,880
Earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	115,121	142,093	258,270	345,312
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(471)	(774)	(77)	(1,257)
Finance charges	18,189	21,408	36,558	44,328
Gain on repurchase of unsecured senior notes	—	(100)	—	(100)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Earnings before income taxes	31,212	45,685	80,850	159,970
Income taxes:
Current	1,345	1,120	2,362	1,961
Deferred	9,166	17,665	21,271	35,279
	10,511	18,785	23,633	37,240
Net earnings	$20,701	$26,900	$57,217	$122,730
Net earnings per share:
Basic	$1.44	$1.97	$3.97	$8.98
Diluted	$1.44	$1.63	$3.97	$7.22

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Net earnings	$20,701	$26,900	$57,217	$122,730
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	14,260	(31,718)	46,513	(35,858)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(8,660)	20,459	(28,819)	23,132
Comprehensive income	$26,301	$15,641	$74,911	$110,004

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash provided by (used in):
Operations:
Net earnings	$20,701	$26,900	$57,217	$122,730
Adjustments for:
Long-term compensation plans	4,419	1,740	11,870	(2,377)
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(578)	(786)	150	(1,288)
Finance charges	18,189	21,408	36,558	44,328
Income taxes	10,511	18,785	23,633	37,240
Other	93	(220)	93	(220)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Gain on repurchase of unsecured senior notes	—	(100)	—	(100)
Income taxes paid	(4,100)	(2,037)	(4,334)	(2,208)
Income taxes recovered	—	3	—	3
Interest paid	(4,313)	(4,827)	(37,743)	(44,202)
Interest received	637	219	1,132	335
Funds provided by operations	111,750	136,959	229,515	296,612
Changes in non-cash working capital balances	62,325	76,501	10,103	(54,796)
Cash provided by operations	174,075	213,460	239,618	241,816

Investments:
Purchase of property, plant and equipment	(38,423)	(44,037)	(93,950)	(94,832)
Purchase of intangibles	—	(677)	—	(677)
Proceeds on sale of property, plant and equipment	10,992	6,261	16,178	14,026
Proceeds from sale of investments and other assets	3,623	—	3,623	—
Business acquisitions	—	—	—	(28,000)
Purchase of investments and other assets	—	(2,016)	—	(2,071)
Receipt of finance lease payments	193	—	384	—
Changes in non-cash working capital balances	(3,328)	(3,593)	(28,415)	(11,325)
Cash used in investing activities	(26,943)	(44,062)	(102,180)	(122,879)

Financing:
Issuance of long-term debt	—	—	—	139,049
Repayments of long-term debt	(102,132)	(177,677)	(102,848)	(239,021)
Repurchase of share capital	(23,493)	(7,958)	(33,574)	(12,951)
Issuance of common shares from the exercise of options	191	—	191	—
Debt amendment fees	(1,317)	—	(1,317)	—
Lease payments	(3,219)	(2,042)	(6,419)	(4,003)
Cash used in financing activities	(129,970)	(187,677)	(143,967)	(116,926)
Effect of exchange rate changes on cash	123	(421)	580	(679)
Increase (decrease) in cash	17,285	(18,700)	(5,949)	1,332
Cash, beginning of period	30,948	41,619	54,182	21,587
Cash, end of period	$48,233	$22,919	$48,233	$22,919

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662
Net earnings for the period	—	—	—	57,217	57,217
Other comprehensive income for the period	—	—	17,694	—	17,694
Share options exercised	271	(80)	—	—	191
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367
Share repurchases	(40,423)	—	—	—	(40,423)
Share-based compensation expense	—	2,077	—	—	2,077
Balance at June 30, 2024	$2,346,823	$75,604	$165,170	$(954,812)	$1,632,785

(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	$1,230,529
Net earnings for the period	—	—	—	122,730	122,730
Other comprehensive loss for the period	—	—	(12,726)	—	(12,726)
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206
Share repurchases	(12,951)	—	—	—	(12,951)
Redemption of non-management directors share units	757	—	—	—	757
Share-based compensation expense	—	1,133	—	—	1,133
Balance at June 30, 2023	$2,306,545	$73,688	$146,988	$(1,178,543)	$1,348,678

2024 SECOND QUARTER RESULTS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 11:00 a.m. MT (1:00 p.m. ET) on Wednesday, July 31, 2024.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BIb977e42b540e4032aa56eb2bf29fcaa9

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/vn5r5bvs

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For further information, please contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com